Jay S. Benet Vice Chairman and Chief Financial Officer The Travelers Companies, Inc. One Tower Square-2MS Hartford, CT 06183 (860) 277-7580 (860) 277-8136 (fax) JSBenet@travelers.com

June 19 2014

For Use of SEC Staff Only

VIA EDGAR AND COURIER

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:                 The Travelers Companies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 13, 2014

File No. 001-10898

Dear Mr. Rosenberg:

This letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 6, 2014, concerning The Travelers Companies, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2013, as referenced above (the “Form 10-K”).  We set forth your comments (displayed in bold) and our responses below.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 80

1.              Your GAAP underwriting expense ratio, underlying GAAP underwriting expense ratio, GAAP loss and LAE ratio, underlying GAAP loss and LAE ratio, GAAP combined ratio, underlying GAAP combined ratio and GAAP combined ratio excluding incremental impact of direct to consumer initiative, as defined in your glossary of selected insurance terms, and as presented in management’s discussion and analysis, as applicable, appear to be non-GAAP measures because of adjustments made to these ratios to exclude items, such as, administrative service fee income, billing and policy fees, and impact of catastrophe losses from your calculations. As a result, please provide us proposed revised disclosure to be included in future periodic reports that:

•                  Makes all the disclosure required by Item 10(e)(i) of Regulation S-K;

•                  Revises the label of these measures to more clearly differentiate them from similarly titled measures of other companies (possibly including an “adjusted” nomenclature);

•                  Clearly indicates that your measures may be different from similarly titled measures of other companies.

Company response:

As noted in the glossary of selected insurance terms beginning on page 38 of the Company’s Form 10-K, ratios cited by the Staff are defined in statutory accounting practices (“SAP”) applicable to insurance companies.  The Company respectfully submits that no further disclosure with respect to these ratios is required under Item 10(e)(i) of Regulation S-K for the following reasons:

•                  The Company believes that (1) GAAP loss and loss adjustment expense (“LAE”) ratio, (2) GAAP underwriting expense ratio and (3) GAAP combined ratio are excluded from the definition of “non-GAAP financial measures” because they represent and/or are most directly comparable to financial measures defined by SAP, a system of regulation applicable to the Company. GAAP does not provide guidance or comparable definitions for these ratios.  Accordingly, as discussed further below, these ratios are expressly not considered “non-GAAP financial measures” pursuant to Item 10(e)(2) and Item 10(e)(5) of Regulation S-K.

•                  Although the Company defines each of (1) underlying GAAP loss and LAE ratio, (2) underlying GAAP underwriting expense ratio, (3) underlying GAAP combined ratio and (4) GAAP combined ratio excluding incremental impact of direct to consumer initiative in the Glossary contained in its Form 10-K, as discussed further below, the Company does not quantify these ratio amounts in the Form 10-K.  Accordingly, the Company believes that no further disclosure, including a reconciliation, is required pursuant to Item 10(e)(i) of Regulation S-K as it relates to these measures.

When presenting these ratios in the Form 10-K, we have historically calculated them as prescribed by SAP, the most comparable measure, as adjusted to be consistent with the revenue and expense recognition presented in the Form 10-K.  Accordingly, we have labeled the ratios presented in the Form 10-K as “GAAP” in order to distinguish these adjusted ratios from the SAP ratios.  We recognize that the labeling of these ratios in the Form 10-K as “GAAP” may not distinguish them as adjusted SAP ratios or differentiate them from similarly titled measures of other companies.  Accordingly, in future filings, we will further clarify that the ratios are calculated based on SAP, with certain adjustments, and will remove the “GAAP” label from these measures.  We will also expressly indicate that these measures may not be comparable to similarly titled measures of other companies.

Ratios Defined in Statutory Accounting Practices Are the Most Comparable Measure

As an insurance company, the Company is required to prepare statutory financial statements in accordance with SAP.  SAP prescribes the calculation and presentation of certain ratios, including SAP loss and LAE ratio, SAP underwriting expense ratio, and SAP combined ratio.  In accordance with SAP, these ratios are calculated to adjust for the effect of certain administrative services fee income and billing and policy fees.

Item 10(e)(5) of Regulation S-K excludes from the definition of non-GAAP financial measures:

“those financial measures required to be disclosed by GAAP, Commission rules, or a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant.”  (emphasis added)

As further discussed below, the Company believes that each of the (1) GAAP loss and LAE ratio, (2) GAAP underwriting expense ratios and (3) GAAP combined ratios presented in the Form 10-K should not be treated as a “non-GAAP financial measures” because each of these ratios is either calculated identically with or based on, and is most directly comparable to, a ratio required by and defined by SAP.

•                  GAAP Loss and LAE Ratio.  As noted on page 44 of the Form 10-K, GAAP loss and LAE ratio is identical to, and calculated in the same manner as, SAP loss and LAE ratio, which requires LAE to be reported net of certain administrative services fee income. SAP requires this net reporting to avoid distorting expenses and the expense ratio in cases where an insurer has service business (e.g., loss sensitive business) whereby the insurer incurs expense on behalf of policyholders but receives fee income instead of premium as compensation for providing those services.

•                  GAAP Underwriting Expense Ratio.  As noted on page 50 of the Form 10-K, GAAP underwriting expense ratio is calculated in the same manner as SAP underwriting expense ratio, which requires the underwriting expense to be reported net of certain administrative services fee income and billing and policy fees, except that for the GAAP ratio we have computed this ratio (1) using net earned premium as the denominator instead of net written premium as prescribed by SAP and (2) including only the current period amortization of deferred acquisition costs in the denominator instead of all acquisition costs incurred in the period, in each case, to be consistent with the revenue and expense recognition presented in the Form 10-K.

•                  GAAP Combined Ratio.  As noted on page 41 of the Form 10-K, the GAAP combined ratio is the equivalent of, and is calculated in the same manner as, the SAP combined ratio except for those adjustments described above.

These measures are not substitutes or alternatives for any financial measure defined, calculated and presented in accordance with GAAP.  Accordingly, the Company believes that these ratios do not meet the definition of “non-GAAP financial measure” in Item 10(e)(2) of Regulation S-K which states that a non-GAAP financial measure is a measure of financial performance or condition that:

“(i) Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP…; or

(ii) Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.” (emphasis added)

Based upon the foregoing, the Company believes that the (1) GAAP loss and LAE ratio, (2) GAAP underwriting expense ratio and (3) GAAP combined ratio do not meet the definition of “non-GAAP financial measure” under either Item 10(e)(2) or Item 10(e)(5) of Regulation S-K.  Accordingly, the additional disclosures are not warranted.

As Underlying Ratios Are Not Presented Quantitatively, No Item 10(e) Disclosure Is Required

While the Company defines each of (1) underlying GAAP loss and LAE ratio, (2) underlying GAAP underwriting expense ratio, (3) underlying GAAP combined ratio and (4) GAAP combined ratio excluding incremental impact of direct to consumer initiative in the Glossary contained in its Form 10-K, the Company does not quantify these ratio amounts in the Form 10-K.  Instead, the Company discusses certain component parts of these ratios or, in the case of underlying GAAP loss and LAE ratio, the period-to-period change, merely in order to give investors a sense of the magnitude of the significant factors that affect these ratio as part of the Company’s discussion and analysis of its results (starting on page 86 of Form 10-K).

•                  Underlying GAAP Loss and LAE Ratio.  Although the Company defines the underlying GAAP loss and LAE ratio in the Glossary contained in its Form 10-K, the Company does not quantify this ratio.  Instead, as part of its narrative discussion in the Management’s Discussion and Analysis, the Company presents GAAP loss and LAE ratio, which, as noted above, is identical to the SAP loss and LAE ratio, and then the Company separately discusses the quantitative impact of catastrophe and prior year reserve development on the GAAP loss and LAE ratio.  In addition to providing certain component parts to the GAAP loss and LAE ratio as part of its discussion and analysis, the Company also notes the period-to-period change in the underlying GAAP loss and LAE ratio.  For example, as noted on pages 86 and 87 of the Form 10-K:

“The consolidated loss and loss adjustment expense ratio of 57.9% in 2013 was 7.0 points lower than the consolidated loss and loss adjustment expense ratio of 64.9% in 2012.  Catastrophe losses accounted for 2.6 points and 8.3 points of the 2013 and 2012 loss and loss adjustment expense ratios, respectively.  The 2013 and 2012 loss and loss adjustment expense ratios included 3.7 points and 4.2 points of benefit from net favorable prior year reserve development, respectively.  The consolidated 2013 loss and loss adjustment expense ratio excluding catastrophe losses and prior year reserve development (‘underlying loss and loss adjustment expense ratio’) was 1.8 points lower than the 2012 ratio on the same basis, primarily reflecting the improvement in underlying underwriting margins discussed in the ‘Overview’ section above.”

The Company believes that no additional reconciliation is required for this discussion as the narrative already includes the component parts of the reconciliation, namely the quantitative impact of catastrophe losses and prior year reserve development, which is identical to and the functional equivalent of a reconciliation.

•                  Underlying GAAP Combined Ratio and Underlying GAAP Underwriting Expense Ratio.  The Company defines underlying GAAP combined ratio and underlying GAAP underwriting expense ratio in the Glossary contained in its Form 10-K, because it refers investors to the Glossary from time to time with respect to these defined terms.  The Company, however, does not quantify these ratio amounts in the Form 10-K.  Accordingly, the Company believes that Item 10(e)(i) of Regulation S-K is not applicable to these measures as referenced in the Form 10-K.

•                  GAAP Combined Ratio Excluding Incremental Impact of Direct to Consumer Initiative.  Although the Company defines the GAAP combined ratio excluding incremental impact of direct to consumer initiative in the Glossary to the Form 10-K, the Company does not disclose the ratio in the Form 10-K.  Instead, on pages 81 and 97 of the Form 10-K, the Company presents the GAAP combined ratio alongside the incremental impact of direct to consumer initiative on the GAAP combined ratio.  We provide this presentation only to highlight one of the components of the GAAP combined ratio as part of the Company’s discussion and analysis rather than the provision of a separate ratio or measure.

Based on the foregoing, we respectfully contend that no further disclosure is required pursuant to Item 10(e)(i) of Regulation S-K as it relates to these measures. As noted above, however, we will further clarify that the ratios are calculated based on SAP, with certain adjustments, and will remove the “GAAP” label from these ratios.

Note 1:  Summary of Significant Accounting Policies

Deferred Acquisition Costs, page 177

2.              Please reconcile your disclosure herein to your disclosure in the glossary of selected insurance terms on page 42 that:

•                  Infers by your use of “primarily” before “commissions and premium-related taxes” that deferred acquisition costs include further costs: and

•                  Uses pre-ASU 2010-26 verbiage to describe deferred acquisition costs.

Company response:

The disclosure regarding deferred acquisition costs in the glossary of selected insurance terms was intended to provide a general description of the costs that are deferred and how those costs are recognized in earnings.  Deferred acquisition costs, as presented in the Company’s periodic reports, includes only incremental direct costs of acquired and renewal insurance contracts as described on page 177 (Note 1).  The Company will conform the description used in the glossary in future periodic reports to the terminology used in Note 1 by including the following definition of deferred acquisition costs in the glossary of selected insurance terms:

Incremental direct costs of acquired and renewal insurance contracts, consisting of commissions (other than contingent commissions) and premium-related taxes that are deferred and amortized to achieve a matching of revenues and expenses when reported in financial statement prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

Note 9: Shareholders’ Equity and Dividend Availability

Dividend Availability

Statutory Net Income and Policyholder Surplus, page 222

3.              You do not appear to disclose the information you represented in your letter to us dated March 18, 2013 that you would include in future periodic reports, including:

•                  Use of the term “capital and surplus;”

•                  An indication of the amount of the excess of actual statutory capital in excess of required regulatory minimums:

•                  Inclusion of the covenants in your line of credit agreement in your discussion about your ability to pay dividends to your shareholders; and

•                  An indication that you do not utilize prescribed or permitted statutory accounting practices that differ from NAIC practices.

Please represent to us that you will include these disclosures in future periodic reports or tell us why it is not appropriate to include these disclosures.

Company response:

The Company will include in its future reports on Form 10-K the disclosures proposed in the letter to the Staff dated March 18, 2013.

*                                         *                                         *                                         *                                         *

The Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the items discussed in this letter, please contact me at 860-277-7580 (facsimile: 860-277-8136).

Sincerely,

Jay S. Benet
Vice Chairman &
Chief Financial Officer

cc:        D. Keith Bell

Tom Daugherty, KPMG